SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 30, 2010

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 13, 2010 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND 2009

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND 2009

INDEX

Limited Review Report

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Income

Unaudited Consolidated Interim Statements of Cash Flows

Notes to Unaudited Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders' Equity

Unaudited Interim Statements of Cash Flows

Notes to Unaudited Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have reviewed the accompanying balance sheet of MetroGAS S.A. as of June 30, 2010 and the related statements of operations, of changes in shareholders' equity and of cash flows for the six-months period then ended and the complementary notes 1. to 15. and exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated interim financial statements of MetroGAS S.A. and its subsidiary as of June 30, 2010, which are included therein as supplementary information. The preparation and issuance of these interim financial statements are the responsibility of the Company's management.

  Our review was limited to the application of the procedures set forth by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Company staff responsible for preparing the information contained in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Company's financial position, the statements of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial statements.

  The changes in the economic conditions in Argentina and the changes to the License under which the Company operates made by the National Government as mentioned in Note 2. to the consolidated financial statements, mainly related to the suspension of the original regime for tariff adjustments, have affected the Company's economic and financial equation. Management is in the process of renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company has prepared projections with the aim of determining the recoverable value of the non-current assets, using assumptions based on the expected final outcome of the above-mentioned renegotiation process. We are not in a position to estimate whether the assumptions used by Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the non-current assets will exceed their respective net book values.

  The adverse financial conditions that MetroGAS faces as a result of the situation mentioned in paragraph 3 led to MetroGAS' Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentina court on June 17, 2010, which was decreed by such court hearing the case on July 15, 2010. As mentioned in Note 9, this circumstance generated an event of default under the Negotiable Obligation Issue Program of the Company which automatically accelerates amortization of the outstanding balances of the financial debt. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations. We are not in a position to foresee the outcome of the voluntary reorganization or its impact on the Company's operations.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, the accompanying interim financial statements do not include any adjustments or reclassifications that might result from the outcome of the uncertainties mentioned in paragraphs 3 and 4.

  The June 30, 2009 balances in the individual and consolidated financial statements were presented for comparative purposes and reviewed by us, on which we issued a limited review report on August 7, 2009 with observations due to circumstances similar to the ones described in paragraph 3. of this report, and to the uncertainty about the Company's ability to meet its financial commitments.

  Based on the work done, and on our examinations of the Company's individual and consolidated financial statements for the year ended December 31, 2009, on which we issued our report dated March 5, 2010, with qualifications due to circumstances similar to the ones described in paragraphs 3. and 5. of this report and to the uncertainty about the Company's ability to meet its financial commitments, we report that:

  The interim financial statements of MetroGAS S.A. as of June 30, 2010, and its consolidated interim financial statements as mentioned in paragraph 1., prepared in conformity with accounting standards in effect in the City of Buenos Aires, consider all significant facts and circumstances which are known to us and that we have no observations to make on them other than those indicated in paragraphs 3. to 5.;

  The comparative information included in the individual and consolidated balance sheets and in the supplementary notes and exhibits of the accompanying financial statements arises from the financial statements of MetroGAS S.A. as of December 31, 2009.

  In compliance with current regulations we report that:

  The financial statements of MetroGAS S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and comply, as regards those matters that are within our competence, with the Commercial Companies Law and the pertinent resolutions of the National Securities Commission;

  The financial statements of MetroGAS S.A. arise from accounting records carried in all formal respects in accordance with current regulations;

  We have read the summary of activity, except for the chapter entitled "Advances on the compliance with the International Financial Reporting Standards ("IFRS") implementation plan", on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 3. to 5.;

  At June 30, 2010, the debt of MetroGAS S.A. accrued in favor of the Integrated Social Security System according to the Company's accounting records amounts to $ 6,258,047, none of which was claimable at that date.

Buenos Aires, Argentina

August 6, 2010

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND 2009

Fiscal year No. 19 commenced January 1, 2010

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of June 30, 2010

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of June 30, 2010	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND 2009

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of June 30, 2010	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

June 30, 2010	December 31, 2009	June 30, 2009
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 4 a))	80,023	63,562	20,225
Investments (Exhibit D))	37,192	64,723	55,476
Trade receivables, net (Note 4 b))	227,762	168,455	229,882
Other receivables (Note 4 c))	13,758	14,374	16,171
Inventories, net (Note 4 d))	3,919	3,834	3,936
Total current assets	362,654	314,948	325,690
NON-CURRENT ASSETS			
Investments (Exhibit D))	390	371	347
Other receivables (Note 4 e))	255,551	221,986	225,652
Fixed assets, net (Exhibit A)	1,699,002	1,688,430	1,663,145
Total non-current assets	1,954,943	1,910,787	1,889,144
Total assets	2,317,597	2,225,735	2,214,834
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 f))	135,355	238,050	212,745
Financial debt (Note 4 g))	-	82,777	42,534
Payroll and social security payable	21,710	23,052	17,565
Taxes payable (Note 4 h))	19,530	56,219	53,160
Other liabilities	9,324	8,080	7,736
Total debts	185,919	408,178	333,740
Provision for contingencies (Exhibit E)	73,445	70,776	65,410
Total current liabilities	259,364	478,954	399,150
NON-CURRENT LIABILITIES			
Financial debt (Note 4 i))	-	837,857	864,264
Taxes payable	-	9,977	14,523
Reorganization liability (Note 4 j))	1,198,105	-	-
Total non-current liabilities	1,198,105	847,834	878,787
Total liabilities	1,457,469	1,326,788	1,277,937
MINORITY INTEREST	957	1,346	568
SHAREHOLDERS' EQUITY	859,171	897,601	936,329
Total	2,317,597	2,225,735	2,214,834

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

AS OF JUNE 30, 2010 AND 2009

AND AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2009

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

June 30,	
	2010	2009
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the period	(38,430)	(39,614)
Financial debt interest expense accrued during the period	33,136	34,034
Income tax accrued during the period	(7,574)	(14,862)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	942	553
Depreciation of fixed assets	36,771	35,460
Net book value of fixed assets retired	936	395
Allowance for doubtful accounts	3,951	4,825
Allowance for inventory obsolescence	(190)	26
Allowance for disposal of fixed assets	4,485	3,059
Contingency provision	3,119	4,977
Materials consumed	1,225	1,528
Exchange differences on financial operations	13,200	84,330
Discount of long term financial debt result	48,003	8,383
Discount of long term other receivables result	459	(479)
Other financial results	(2,564)	-
Changes in assets and liabilities		
Trade receivables	(63,258)	(60,545)
Other receivables	(15,694)	(14,546)
Inventories	(1,057)	(1,724)
Non current investments	(19)	(28)
Accounts payable	34,058	52,424
Payroll and social security payable	2,146	(745)
Taxes payable	358	5,217
Other liabilities	(62)	391
Contingency provision	(450)	(301)
Income tax paid for the period	(11,703)	(4,080)
Net cash provided by operating activities	41,788	98,678
Cash flow used in investing activities		
Increase in fixed assets	(52,827)	(40,858)
Net cash used in investing activities	(52,827)	(40,858)
Cash flow used in financing activities		
Payment of loans	(31)	-
Interest paid for the period	-	(35,275)
Net cash used in financing activities	(31)	(35,275)
(Decrease) increase in cash and cash equivalents	(11,070)	22,545
Cash and cash equivalents at the beginning of the year	128,285	53,156
Cash and cash equivalents at the end of the period	117,215	75,701

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its unaudited consolidated interim balance sheets line by line as of June 30, 2010, December 31, 2009 and June 30, 2009 as well as its statements of income and cash flows for the six months ended as of June 30, 2010 and 2009, with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8 to the primary financial statements.

Although on October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by the Public Emergency Law No. 25,561, we subscribed a Transition Agreement with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09, the Company tariffs

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

have been frozen for eleven years. The tariff schedule resulting from the Transition Agreement has yet not been approved by the ENARGAS (Ente Nacional Regulador del Gas) and is still being reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither the MPFIPS nor the ENARGAS have granted to MetroGAS the pass trough to tariffs of the municipal levies, contributions and other charges, which significantly and increasingly impact on our cash flow generation. It is worth mentioning that all of the increases granted for all customer categories that the Company has invoiced to its customers have had no effect on its income as the Company has acted as a collections agent, and the resources have been used to expand the main gas pipeline capacity, compensate for the natural gas price increases from producers and to pay for the natural gas imports to cope with the internal demand. Moreover, for the past eleven years when the Company has operated with frozen tariffs it has not received any subsidies from the Government. From 2001 until today, operating costs have been increased more than 210%.

During the past eleven years, since the distribution tariffs have been frozen, and despite no changes have been made, MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006, which the Company has been promptly following.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments nor the funds to pay its commercial and fiscal obligations.

It is worth noting that MetroGAS is fully operational and maintains the quality of its services.

On June 17, 2010, given the current scenario, the Board of Directors of MetroGAS decided to file for a reorganization proceeding under Argentine Law No. 24,522.

This renegotiation filing generated an event of default under its outstanding debt obligations (see Note 9 to the primary financial statements).

On the same date, through Resolution ENARGAS No. I-1260 MetroGAS was notified that for the following 120 days MetroGAS would continue managing its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") and, consequently, appointed Antonio Gómez as MetroGAS's Interventor, following the decision made by MetroGAS Board of Directors to file for reorganization proceedings under Argentine Law.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS's activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS' assets transferred by the Executive Power through Decree No. 2,459/92 and those added at a later date.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

MetroGAS' Consolidated Interim Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of these financial statements, it is not possible to predict the outcome of the voluntary reorganization proceeding (concurso preventivo). The above mentioned circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Consolidated Interim Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the same period of the previous year.

3.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV" "), assuming that the Company will continue as a going concern . However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The consolidated interim financial statements for the six months ended June 30, 2010 and 2009 have been subject to limited reviews. Management estimates that such consolidated interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2010 and 2009 do not necessarily reflect the proportion of the Company's results for the full years.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board). The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012. On April 22, 2010, the Board of Directors approved the specific implementation plan.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of June 30, 2010 and 2009.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of June 30 and December 31, 2009 and results for the six months ended June 30, 2009 disclosed in these unaudited consolidated interim financial statements for comparative purposes, arises from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of June 30, 2010 in comparative format with those as of June 30 and December 31, 2009, since it is engaged in seasonal activities.

Certain amounts in the financial statements for the six months ended June 30, 2009 and in the audited financial statements for the year ended December 31, 2009 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in mutual funds were valued at their market value at the end of the period.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

g) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2010 and 2009 amounted to Ps. 2,766 thousand and to Ps. 2,305 thousand, respectively and Ps. 4,983 thousand for the year ended December 31, 2009.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

h) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Total
	Thousand of Ps.
Balances as of December 31, 2009	13,468	20,788	25,296	9,058	35	68,645
Movements of the period	(3,224)	826	964	320	(68)	(1,182)
Balances as of June 30, 2010	10,244	21,614	26,260	9,378	(33)	67,463

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)
Movements of the period	670	17,208	1,316	19,194
Balances as of June 30, 2010	(8,657)	-	1,477	(7,180)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 10,244 thousand at the end of the period and Ps. 13,468 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years expiring in 2014.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 42,271 thousand at the beginning of the year and Ps. 60,283 thousand at the end of the period.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount, at nominal values, to Ps. 256 million at the end of the period and Ps. 263 million, at the beginning of the year. The difference of Ps. 7 million would have impacted in the result of the period.

i) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each period will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2020.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum notional income tax which amounts to Ps. 21,066 thousand at the end of the period.

j) Severance pay

Severance payments made to employees are expensed as incurred.

k) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

l) Reorganization liability

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued at date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at period-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

m) Contingency provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

o) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3. to consolidated financial statements.

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at June 30, 2010 and 2009, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

June 30, 2010	December 31, 2009	June 30, 2009
		Thousands of Ps.	
Liabilities			
Current liabilities			
f) Accounts payable			
Gas and transportation	34,382	69,594	68,652
Other purchases and services	15,652	74,159	50,323
Related companies (Note 6)	15,266	15,962	45,278
Payables from sales on behalf third parties	21,260	24,229	15,933
Trust Funds	48,795	54,106	32,559
	135,355	238,050	212,745
g) Financial debt (Note 9 to the primary financial statements)			
Negotiable obligations (face value) (Exhibit G)	-	81,774	41,642
Interest and other expenses payable to foreign financial institutions (Exhibit G)	-	972	891
Bank overdraft with financial institutions	-	31	1
	-	82,777	42,534
h) Taxes payable			
Value added tax	1,878	11,328	15,174
Occupancy of public space levy	96	7,974	7,716
GCABA study, revision and inspection of works in public space levy	594	13,217	8,681
CNG tax	1,856	5,209	4,518
Income tax	11,300	12,823	9,822
Turnover tax	587	313	3,404
Other taxes	3,219	5,355	3,845
	19,530	56,219	53,160
i) Financial debt (Note 9 to the primary financial statements)			
Negotiable obligations (face value) (Exhibit G)	-	887,022	923,105
Negotiable obligations (fair value discount)	-	(49,165)	(58,841)
	-	837,857	864,264
j) Reorganization liability			
Accounts payable	109,373	-	-
Financial debt (Exhibit G)	1,012,376	-	-
Payroll and social security payable	3,488	-	-
Taxes payable	45,461	-	-
Related companies (Note 6)	27,380	-	-
Other liabilities	27	-	-
	1,198,105	-	-
Statements of Income			
k) Sales			
MetroGAS's gas sales	260,014		264,971
MetroENERGíA's sales on own behalf	108,688		79,984
MetroGAS's transportation and distribution services	94,170		100,605
MetroGAS's other sales	22,142		19,615
MetroGAS's processed natural gas sales	25,689		29,493
MetroENERGíA's selling commission	8,266		8,787
	518,969		503,455

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.00% as of June 30, 2010 and 2009 and as of December 31, 2009; 2) time deposits at an annual average rate in dollars of 0.25% as of June 30, 2010 and December 31, 2009, of 0.18% as of June 30, 2009; 9.75% as of December 31, 2009, and an annual average rate in pesos of 12.75% and 12.13% as of June 30, 2010 and 2009 and 3) mutual funds with an average annual yield of 5.0% and 4.4% as of June 30, 2010 and 2009, respectively, and of 5.7% as of December 31, 2009.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo, Note 2 to the primary financial statements), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2010, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. and YPF S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2010, December 31, 2009 and June 30, 2009 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 06-30-10
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD ANNUAL RATE (1)	FOR THE PERIOD AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,602	-	554	-	76,156	24,290	-	2.0%	705	24,995	51,161
High pressure mains	277,302	-	2,606	-	279,908	175,176	-	2.22% to 10%	5,083	180,259	99,649
Medium and low pressure mains	1,641,676	-	26,345	-	1,668,021	507,240	-	1.19% to 10%	19,167	526,407	1,141,614
Pressure regulating stations	63,973	-	1,319	-	65,292	35,847	-	4% to 12.5%	1,057	36,904	28,388
Consumption measurement installations	342,041	-	5,877	(1,497)	346,421	139,416	(720)	2.85% to 5%	6,385	145,081	201,340
Other technical installations	49,814	-	451	-	50,265	41,384	-	6.67%	1,284	42,668	7,597
Machinery, equipment and tools	27,583	-	594	-	28,177	25,589	-	6.67% to 20%	209	25,798	2,379
Computer and telecommunications equipment	158,978	-	8,507	-	167,485	150,489	-	5% to 50%	1,915	152,404	15,081
Vehicles	10,393	-	1,303	(710)	10,986	8,258	(710)	10% to 20%	385	7,933	3,053
Furniture and fixtures	5,461	-	-	-	5,461	5,444	-	10% to 20%	5	5,449	12
Materials	8,277	10,539	(7,700)	(344)	10,772	-	-	-	-	-	10,772
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	84,915	39,358	(38,397)	-	85,876	-	-	-	-	-	85,876
Advances to fixed assets suppliers	370	2,930	(2,792)	-	508	-	-	-	-	-	508
Subtotal	2,764,100	52,827	(1,333)	(2,551)	2,813,043	1,113,133	(1,430)	-	36,195	1,147,898	1,665,145
Distribution network extensions constructed by third parties	63,372	-	1,794	(2)	65,164	13,128	-	1.82% to 2.38%	645	13,773	51,391
Offsetting item for distribution network extensions	(5,329)	-	(461)	-	(5,790)	(527)	-	2% to 2.38%	(69)	(596)	(5,194)
Allowance for obsolescence of materials (Exhibit E)	(529)	(63)	-	2	(590)	-	-	-	-	-	(590)
Allowance for disposal of fixed assets (Exhibit E)	(7,450)	(4,485)	-	185	(11,750)	-	-	-	-	-	(11,750)
Total as of June 30, 2010	2,814,164	48,279	-	(2,366)	2,860,077	1,125,734	(1,430)	-	36,771	1,161,075	1,699,002
Total as of December 31, 2009	2,723,708	98,317	-	(7,861)	2,814,164	1,062,507	(8,104)	-	71,331	1,125,734	1,688,430
Total as of June 30, 2009	2,723,708	37,799	-	(1,536)	2,759,971	1,062,507	(1,141)	-	35,460	1,096,826	1,663,145

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

CURRENT INVESTMENTS

ISSUER	FACE VALUE	QUANTITY	LISTED PRICE AS OF 06-30-10	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF 06-30-10	BOOK VALUE AS OF 12-31-09	BOOK VALUE AS OF 06-30-09
		Thousands	Ps.	Thousands of Ps.			
CURRENT INVESTMENTS							
Government Securities							
National Government bonds (BODEN 2012)	1.4	16	1.3385	21	21	21	14
Units of mutual funds							
Fima Premium Clase B	-	26,971	1.33279	-	35,946	6,680	15,065
Goal Pesos - Clase B	-	-	-	-	-	51,820	33,309
Bank deposits							
Saving account	55	1	-	55	55	53	38
Time deposits	1,170	-	-	1,170	1,170	6,149	7,050
TOTAL CURRENT INVESTMENTS					37,192	64,723	55,476
NON CURRENT INVESTMENTS							
Units of mutual funds							
RJ Delta Ahorro - Clase B	-	234	1.66897	-	390	371	347
TOTAL NON CURRENT INVESTMENTS					390	371	347
Total					37,582	65,094	55,823

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

MAIN ACCOUNT	06-30-10				12-31-09	06-30-09
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	17,378	3,951 (1)	(85)	21,244	17,378	18,725
For obsolescence of materials						
Inventories	1,835	(253) (2)	(1)	1,581	1,835	1,724
Fixed assets	529	63	(2)	590	529	577
For disposal of fixed assets	7,450	4,485 (3)	(185)	11,750	7,450	11,875
Valuation allowance on deferred income tax assets	-	-	-	-	-	23,106
Valuation allowance on minimum presumed income tax	21,066	-	-	21,066	21,066	-
Total	48,258	8,246	(273)	56,231	48,258	56,007
Included in liabilities						
For contingencies						
Executive proceedings	14,340	3,469	(196)	17,613	14,340	12,807
Turnover tax GCABA	6,978	8,335	-	15,313	6,978	6,300
Rates and charges	21,259	529	-	21,788	21,259	20,721
Fines GCBA	837	1,781	-	2,618	837	716
Interpretation disagreements with the Regulatory Authority	22,658	(13,359)	-	9,299	22,658	18,836
Others	4,704	2,364	(254)	6,814	4,704	6,030
Total contingencies	70,776	3,119 (4)	(450)	73,445	70,776	65,410

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

ALLOWANCES

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

MAIN ACCOUNT	06-30-10				12-31-09		06-30-09	
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands			Thousands of Ps.	Thousands	Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS								
CURRENT ASSETS								
Cash and banks								
Cash	US$	29	3.8910	113	30	113	31	117
	LBE	4	5.8190	23	4	24	4	25
	Euros	3	4.7688	14	3	16	3	16
	Real	5	2.0700	10	3	6	3	5
	Canadian dollars	-	3.6600	-	1	4	1	3
	Russian rublo	-	0.1316	-	8	1	7	1
Banks	US$	15,380	3.8910	59,844	606	2,279	573	2,153
	Euros	2	4.7688	10	-	-	-	-
Investments	US$	315	3.8910	1,226	315	1,184	10	38
Trade receivables	US$	12,279	3.8910	47,778	11,723	44,078	16,016	60,172
Other receivables	US$	159	3.8910	619	445	1,673	121	455
Total Current Assets				109,637		49,378		62,985
TOTAL ASSETS				109,637		49,378		62,985
LIABILITIES								
CURRENT LIABILITIES								
Accounts payable	US$	5,442	3.9310	21,392	10,991	41,766	11,139	42,295
	Euros	-	4.8182	-	50	273	14	75
	LBE	-	5.8867	-	22	135	-	-
Financial debts								
Negotiable obligations (face value)	US$	-	3.9310	-	21,085	80,121	10,542	40,029
	Euros	-	4.8182	-	303	1,653	303	1,613
Interest and other expenses payable to foreign financial institutions	US$	-	3.9310	-	23	88	23	87
	Euros	-	4.8182	-	162	884	151	804
Total Current Liabilities				21,392		124,920		84,903
NON-CURRENT LIABILITIES								
Financial debts								
Negotiable obligations (face value)	US$	-	3.9310	-	196,016	744,860	206,558	784,301
	Euros	-	4.8182	-	26,070	142,162	26,070	138,804
Reorganization liability								
Accounts payable	US$	12	3.9310	47	-	-	-	-
Financial debt	US$	225,022	3.9310	884,563	-	-	-	-
	Euros	26,527	4.8182	127,813	-	-	-	-
Total Non-Current Liabilities				1,012,423		887,022		923,105
TOTAL LIABILITIES				1,033,815		1,011,942		1,008,008

US$: United States Dollars

LBE: Pounds Sterling

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH ENDED JUNE 30, 2010 AND 2009

EXPENSES INCURRED

MAIN ACCOUNT	06-30-10						06-30-09
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	1,975	19,430	-	20,427	16,704	58,536	48,040
Social security contributions	791	6,104	-	5,228	5,376	17,499	13,786
Directors´and members of Surveillance committee fee	-	-	-	639	-	639	499
Fees for professional services	-	102	-	3,150	81	3,333	3,761
Sundry materials	-	1,563	-	-	-	1,563	1,805
Fees for sundry services	-	7,597	-	545	6,082	14,224	11,896
Postage, telephone and fax	-	334	-	658	4,874	5,866	4,220
Leases	-	60	-	1,087	659	1,806	1,810
Transportation and freight charges	-	-	-	524	-	524	315
Office materials	-	284	-	674	99	1,057	937
Travelling expenses	-	186	-	179	31	396	316
Insurance premium	-	-	-	1,636	-	1,636	1,406
Fixed assets maintenance	-	14,448	-	3,590	54	18,092	14,941
Fixed assets depreciation	-	34,215	-	2,556	-	36,771	35,460
Taxes, rates and contributions	-	1,210	20	9,406	17,438	28,074	21,328
Publicity	-	-	-	-	362	362	530
Doubtful accounts	-	-	-	-	3,951	3,951	4,825
Bank expenses and commissions	-	-	-	97	2,564	2,661	2,354
Contingencies reserve	-	-	-	3,119	-	3,119	4,977
Others	-	(1,171)	-	281	159	(731)	3,384
Total as of June 30, 2010	2,766	84,362	20	53,796	58,434	199,378	176,590

Total as of June 30, 2009	2,305	76,940	19	45,256	52,070	176,590

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF JUNE 30, 2010 AND 2009

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2009

June 30, 2010	December 31, 2009	June 30, 2009
		Thousands of Ps.	
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 4 a))	77,653	50,289	16,489
Investments (Exhibit D))	1,246	58,043	40,411
Trade receivables, net (Note 4 b))	181,761	122,211	166,884
Other receivables (Note 4 c))	35,166	11,481	34,492
Inventories, net (Note 4 d))	3,919	3,834	3,936
Total current assets	299,745	245,858	262,212
NON-CURRENT ASSETS			
Other receivables (Note 4 e))	254,391	220,948	224,021
Investments (Exhibit C)	16,576	26,018	14,053
Fixed assets, net (Exhibit A)	1,699,002	1,688,430	1,663,145
Total non-current assets	1,969,969	1,935,396	1,901,219
Total assets	2,269,714	2,181,254	2,163,431
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 f))	95,512	198,488	170,339
Financial debt (Note 4 g))	-	82,777	42,534
Payroll and social security payable	21,547	22,857	17,445
Taxes payable (Note 4 h))	13,940	52,841	45,884
Other liabilities	7,994	8,080	6,703
Total debts	138,993	365,043	282,905
Provision for contingencies (Exhibit E)	73,445	70,776	65,410
Total current liabilities	212,438	435,819	348,315
NON-CURRENT LIABILITIES			
Financial debt (Note 4 i))	-	837,857	864,264
Taxes payable	-	9,977	14,523
Reorganization liability (Note 4 j))	1,198,105	-	-
Total non-current liabilities	1,198,105	847,834	878,787
Total liabilities	1,410,543	1,283,653	1,227,102
SHAREHOLDERS' EQUITY (as per related statements)	859,171	897,601	936,329
Total	2,269,714	2,181,254	2,163,431

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

June 30,	
	2010	2009
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	410,112	415,399
Operating cost (Exhibit F)	(291,660)	(287,675)
Gross profit	118,452	127,724
Administrative expenses (Exhibit H)	(53,544)	(45,009)
Selling expenses (Exhibit H)	(53,153)	(46,531)
Operating income	11,755	36,184
Equity in income of controlled company	15,835	18,584
Financing and holding results generated by assets		
Holding results	790	508
Discount of long term other receivables result	(459)	479
Interest on commercial operations	2,810	4,647
Interest on financial operations	109	812
Exchange (loss) gain on financial operations	(1,601)	2,785
Financing and holding results generated by liabilities		
Interest on commercial operations	(344)	(190)
Interest on financial operations	(33,135)	(34,033)
Discount of long term financial debt result	(48,003)	(8,383)
Exchange loss on comercial operations	(150)	(237)
Exchange loss on financial operations	(13,200)	(84,330)
Others	2,654	(735)
Other income net	6,795	3,465
Loss before income tax	(56,144)	(60,444)
Income tax (Note 3.5.i))	17,714	20,830
Net loss for the period	**(38,430)**	**(39,614)**
Basic loss per share (Note 3.6.)	**(0.07)**	**(0.07)**
Diluted loss per share (Note 3.6.)	**(0.07)**	**(0.07)**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

June 30,	
	2010	2009
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the period	(38,430)	(39,614)
Financial debt interest expense accrued during the period	33,135	34,033
Income tax accrued during the period	(17,714)	(20,830)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(15,835)	(18,584)
Depreciation of fixed assets	36,771	35,460
Net book value of fixed assets retired	936	395
Allowance for doubtful accounts	3,288	2,833
Allowance for inventory obsolescence	(190)	26
Allowance for disposal of fixed assets	4,485	3,059
Contingency provision	3,119	4,977
Materials consumed	1,225	1,528
Exchange differences on financial operations	13,200	84,330
Discount of long term financial debt result	48,003	8,383
Discount of long term other receivables result	459	(479)
Other financial results	(2,564)	-
Changes in assets and liabilities		
Trade receivables	(62,838)	(39,391)
Other receivables	(14,596)	(16,192)
Inventories	(1,057)	(1,724)
Accounts payable	33,777	40,874
Payroll and social security payable	2,178	(754)
Taxes payable	4,281	9,002
Other liabilities	(60)	392
Contingency provision	(450)	(301)
Minimum presumed income tax paid for the period	(7,698)	(2,734)
Net cash provided by operating activities	23,425	84,689
Cash flow used in investing activities		
Increase in fixed assets	(52,827)	(40,858)
Net cash used in investing activities	(52,827)	(40,858)
Cash flow used in financing activities		
Payment of loans	(31)	-
Interest paid for the period	-	(35,275)
Net cash used in financing activities	(31)	(35,275)
(Decrease) increase in cash and cash equivalents	(29,433)	8,556
Cash and cash equivalents at the beginning of the year	108,332	48,344
Cash and cash equivalents at the end of the period	78,899	56,900

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - REORGANIZATION PROCEEDING

Given the adverse conditions the Company is currently undergoing, arisen from the delay in the renegotiation of tariffs and the license (as described in Note 8), on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding with the National Court on Commercial Matters No. 26, Clerk of the Court Office No. 51, Case No. 056.999. On July 15, 2010, the Court admitted the reorganization proceeding. Among the relevant measures, following may be pointed out: a) the deadline for the proof of claim is February 21, 2011; b) the deadline for MetroGAS to establish creditor's categories is September 20, 2011 and c) the deadline for the exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) is August 21, 2012. The Company Shareholders Meeting held on August 2, 2012 ratified the decision made by the Board of Directors.

The filing for a reorganization proceeding gives rise to, among other effects:

  unsecured debts due or undue for services rendered prior to the filing for the reorganization proceeding shall be subject to the case procedure, and therefore shall not be paid up to the date set in the ultimately agreed proposal.

  the suspension of interest payments, and

  the impossibility of filing for new legal actions against the Company for causes or claims prior to the filing date, as well as of carrying on of pending actions.

NOTE 2 - REORGANIZATION PROCEEDING (Cont.)

The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proof of claim, have been displayed in the current financial statement under a category identified as "Reorganization Liabilities" included in the long-term liabilities, given the mentioned suspension of the deadlines and the ordinary conditions foreseen for the conclusion of the reorganization proceeding. The mentioned category includes commercial, tax, financial and social debts among others.

As of the date of issuance of these financial statements, it is neither possible to predict the outcome of the voluntary reorganization proceeding (concurso preventivo) nor the final consequences on the results of operations of the Company.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the same period of the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV, assuming that the Company will continue as a going concern. However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The unaudited interim financial statements for the six months ended June 30, 2010 and 2009 have been subject to limited reviews. Management estimates that such interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2010 and 2009 do not necessarily reflect the proportion of the Company's results for the full years.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board). The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012. On April 22, 2010, the Board of Directors approved the specific implementation plan.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of June 30, 2010 and 2009.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of June 30 and December 31, 2009 and results for the six months ended June 30, 2009 disclosed in these financial statements for comparative purposes, arises from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited interim balance sheet as of June 30, 2010 in comparative format with that as of December 31 and June 30, 2009, since it is engaged in seasonal activities.

Certain amounts in the unaudited interim financial statements for the six months ended on June 30, 2009 and in the audited financial statements for the year ended December 31, 2009 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in mutual funds were valued at their market value at the end of the period.

Saving accounts deposits and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

f) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

g) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of June 30, 2010, December 31, 2009 and June 30, 2009 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2010 and 2009 amounted to Ps. 2,766 thousand and to Ps. 2,305 thousand, respectively and Ps. 4,983 thousand for the year ended December 31, 2009.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

i) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Total
	Thousand of Ps.
Balances as of December 31, 2009	13,468	19,808	25,296	9,058	211	67,841
Movements of the period	(3,224)	643	964	320	(183)	(1,480)
Balances as of June 30, 2010	10,244	20,451	26,260	9,378	28	66,361

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)
Movements of the period	670	17,208	1,316	19,194
Balances as of June 30, 2010	(8,657)	-	1,477	(7,180)

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 10,244 thousand at the end of the period and Ps. 13,468 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years expiring in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 41,467 thousand at the beginning of the year and Ps. 59,181 thousand at the end of the period.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount at nominal values to Ps. 256 million at end of the period and Ps. 263 million at the beginning of the year. The difference of Ps. 7 million would have impacted in the result of the period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the period and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2020.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum notional income tax which amounts to Ps. 21,066 thousand at the end of the period.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

l) Reorganization liability

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued at date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at period-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at June 30, 2010 and 2009, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 3.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.00% as of June 30, 2010, December 31, 2009 and June 30, 2009 2) time deposits at an annual average rate in dollars of 0.25% as of June 30, 2010 and December 31, 2009, at an annual average rate in pesos of 9.75% as of December 31, 2009 12.75% and 12.13% as of June 30, 2010 and 2009, respectively and 3) mutual funds at an annual average rate of 5.1% as of June 30, 2010, of 5.8% as of December 31, 2009 and of 3.21% as of June 30, 2009.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo) (See Note 2), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2010, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. and YPF S.A..

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2010, December 31, 2009 and June 30, 2009 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

Although MetroGAS strictly complied with the submittance of all information required, and the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, there was an exchange of proposals between the parties and the National Government the process is still delayed being not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was extended consecutively by the approval of different laws, up to December 31, 2011. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Although during the last years several proposals were exchanged with the UNIREN, the Company failed to enter into a final agreement since the Government demands, as for that purpose, that the Company's majority shareholders suspend and eventually give up any local or international demand against the National State caused by the emergency situation or, alternatively, that the Company grants an indemnity for the National State in case the State itself is obliged to pay an amount for a shareholder's claim. The Company is aware of the favourable verdict of BG Group PLC, headquarter of one Metrogas's shareholder, in the case against the Government, based on the Emergency Law, actually filling in United States Judgments.

On September 22, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder's Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The resulting increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

On March 10, 2010, Nación Fideicomisos S.A. and the Company signed a memorandum of understanding setting the basis of a future trust fund contract to implement the trust fund in which the Company will deposit the effective increases resulting from the tariff readjustment. After that, the Company sent all the necessary information and documentation to Nación Fideicomisos S.A. to continue with the effective implementation of said trust fund. Moreover, the parties have begun to negotiate a trust fund contract draft based on an original proposal of Nación Fideicomisos S.A.. The Company has commented and suggested changes to the contract draft, which as of the date of issuance of these financial statements are being assessed by Nacion Fideicomisos S.A..

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25%.

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management Control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered. However, as of the date of issuance of these financial statements, ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement. Thus, the Company has not registered nor invoiced the effects of the mentioned Temporary Agreement.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. It contains some changes regarding form issues, but it maintains the requirement that direct and indirect shareholders of MetroGAS have to hold their actions in suspense against the National State subject to the enforcement of the new tariff scheme, which is object to the negotiation. Unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both, the interests of the National Government and the ones of the Company and its shareholders

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the tariffs and license renegotiation, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2).

On that same date, through Resolution No. I-1260 issued on June 17,2010, ENARGAS notified MetroGAS that the Company would be under the supervision of Ing. Antonio Gomez, an ENARGAS-appointed Supervisor ("Interventor") for the term of 120 days. This measure ordered by ENARGAS followed the decision reached by the Board of Directors of MetroGAS as to the filing for a reorganization proceeding.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS's activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS' assets transferred by the PEN through Decree No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1260.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with annual equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with annual consumptions equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with annual consumptions over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in April 2009.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies'

nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

As regards CNG stations, ENARGAS Resolution No. 1,174/10 extended until April, 30, 2011 the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure those stations with interruptible service contracts a minimum daily volume of 5000 m3 for them to guarantee the ordinary CNG supply to customers (thus increasing by 2000 m3 the volume originally established through ENARGAS Resolution No. 3,515/06).

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/08, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for NCG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS (Ministry of Federal Planning , Public Investment and Services) created the above mentioned Total Energy Plan, then ruled , enlarged and extended while in force by Provision No. 74/07 from the Secretariat of Interior Commerce ("SCI"),Resolution No. 54/07 from the Secretariat of Coordination and Management Control (SSCCG), Resolution MPFIPyS

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

No. 121/08, SSCCG Provision No. 30/08 and Provision SSCCG No. 287/08. The Total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA, who shall be in charge or shall get third parties to be in charge of designing, constructing, receiving, transporting, operating, maintaining and administering a system to deliver propane-air to be injected into the medium pressure natural gas distribution network in the Province of Buenos Aires. In connection to this last matter, ENARGAS Resolution No. I/259/08 was published on May 14, 2008 by means of which new specifications were set for natural gas as regards transportation and distribution systems, annulling ENARGAS Resolution No. 622/98 which previously ruled that matter. Subsequently, on August 20, 2009, ENARGAS Resolution No. 831 was notified by means of which quality specifications were set for mixed and synthetic natural gas. The propane air plant ("PIPA") would inject synthetic gas into MetroGAS ' distribution system. The said plant was operated by YPF until December 31, 2009. MetroGAS is responsible to control that all quality specifications required by the ENARGAS to guarantee a safe operation are met at all times.

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.4.4 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Power, Executive Order No. 180/04 and No. 1,216/06, MPFIPyS Resolutions No.185/04, No. 2008/06 and No. 409/07, No. 161/08, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05 and No. 3,937/05), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings. After some discussions between the ENARGAS and Nación Fideicomisos S.A., mid June 2009, Nación Fideicomisos S.A. authorized to MetroGAS to offer payment plans to debtors MetroGAS's customers for specific charges.

Moreover, Executive Order No. 2,067/08, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Funds stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

In June 4, 2009, ENARGAS issued Resolution No.768, establishing, to MetroGAS's residential customers with annual consumptions between 1,001 and 1,500 m3, categories R3 1o. y R3 2o., an exception in charges imposed by Resolution No. 2,067/08, for the period between May 1 and August 31, 2009.

On August 18, 2009, the ENARGAS notified the Resolution No. 828/08 which extended the exemption implemented by the Resolution No. 768 mentioned before up to October 1st, 2009, and ruled a subsidy of 100 % for consumptions between June and July, 2009, and of 70 % for consumptions between August and September, 2009 for customers obliged to pay charges imposed by the mentioned Resolution.

Provisions mentioned in paragraphs above were repeated in 2010 winter by Resolution ENARGAS No. 1,179/10.

On August 19, 2009, the ENARGAS notified the Note No. 9,097 whereby MetroGAS was requested to highlight in the invoices the amount corresponding to the subsidy derived from the implementation of the Resolution No. 828, and to incorporate diagonally and with special typography the legend that reads "Consume subsidised by the National State", and also attaching to the invoice a document with the specification of the cost of the service if same were provided in cities of Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by means of gas bottles of liquefied fuel gas. This provision was repeated in 2010 winter by Note ENARGAS No. 4,862/10.

Finally, through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09 before the National Court of Appeals with jurisdiction on federal administrative claims, informing the continuity of the validity and the application of the regime established by Decree 2,067/08 and the mandatory implementation of a process allowing users obliged to pay the charge to cancel their invoices, excluding the Charge 2,067/08 plus the corresponding VAT, this payment being thus considered an advance payment. Should the applicability of the Charge 2,067/08 be confirmed, MetroGAS could duly claim the Charge 2,067/08. This judicial resolution not applies to users domiciled in municipalities of Avellaneda and Quilmes's jurisdictions. These users are obligated to pay the mentioned charge, but are reached for judicial resolutions issued in the frame of the judicial measures requested and obtained by Ombudsmen's municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in first instance exists declaring the unconstitutionality of the mentioned Decree in a process initiated by a user of our distribution area, for which also MetroGAS is prevented from invoicing the mentioned charge.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.5 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses, as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

Given the lack of approval of the passing to the tariffs of the Study, revision and inspection of works in public spaces levy of the GCABA and of the Occupancy of public space levy of the GCABA and of the Municipalities of the Province of Buenos Aires mentioned, MetroGAS has filed two legal protection proceedings for payment in arrears against the Undersecretary of Coordination and Management control, who shall answer in accordance with the terms of Resolution MPFIPyS No. 2,000/05 in relation with the Study, revision and inspection of works in public spaces levy and the Occupancy of public space levy of the GCABA and five legal proceedings for the protection of rights for payment in arrears against the ENARGAS that still has not given the intervention related to the above mentioned Undersecretary in relation to the Occupancy of public space levy of the Province of Buenos Aires.

On December 7, 2009, MetroGAS was dully notified about the verdict pronounced on the case record created for the protection proceeding for default payments concerning the pass-through request in the case of Ezeiza, granting the ENARGAS 30 business days to solve this issue. The ENARGAS appealed to the sentence, without detriment to that, submitted the file under consideration to the Subsecretariat of Coordination and Management Control according to what is stipulated by Resolution No. 2,000/05. On February 25, 2010, another sentence declared desert such appeal, consequently, the verdict pronounced in first instance remained firm, recovering force the mentioned term of 30 business days after the judgment notification happened at the beginning of March, 2010.

On March 16, 2010, MetroGAS was formally notified of the requirement to the Undersecretary of Coordination and Management control of Resolution must be issued in 30 days, in the framework of the sentence pronounced about the protection proceeding initiated referred to the pass to tariffs of the Occupancy of public space levy of the GCABA.

MetroGAS considers that it has an acquired right to be recognized the reallocation on tariffs of the amounts paid for the Study, Revision and Inspection of Public Spaces Levy of the GCABA and for the Occupation for Public Spaces Levy corresponding to CABA, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated within the regulatory framework of the gas industry. Law No. 24,076 (Article 41) and Executive Order No. 2,255/92 (Article 9.6.2) stipulate that variations of costs resulting from tax changes, shall be reflected on tariffs, that's why Ps 55,349 million and Ps 79,156 million have been registered for these concepts under the heading Other Non current credits, respectively. (Note 4.e).

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

This consideration is supported by the ruling of the Argentine Supreme Court of Justice that, in the cases "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", stated that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that costs variations originated by changes in tax regulations shall be reallocated on tariffs in accordance to what is laid down in Section 41 of Law No. 24,076.

In virtue of what has been expressed, and in accordance to what is established in the legislation in force and the resolution issued by the General Directorate of Legal Affairs from the Ministry of Economy, MetroGAS considers that these said credits are recoverable.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of June 30, 2010 and 2009:
	June 30,
	2010			2009
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations (1)
Series B	-	7.375%	09/27/2002	1,613	7.375%	09/27/2002
Interest payable	-	-	-	891	-	-
Overdraft	-	-	-	1	8%	-

Negotiable Obligations (2)
Series 1	828,833	8% (3)	12/31/2014 (8)	800,581	8% (3)	12/31/2014 (6)
Series 2 Class A	24,587	5% (4)	12/31/2014 (8)	23,749	5% (4)	12/31/2014 (7)
Series 2 Class B	125,613	3.8% (5)	12/31/2014 (8)	138,804	3.8% (5)	12/31/2014 (7)
Interest Payable	33,343	-	-	-	-	-
Actual value discount	-	-	-	(58,841)	-	-
Total financial debt	1,012,376			906,798

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for an additional period of 5 years by the Extraordinary Shareholders' Meeting held on February 24, 2010.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

  Financial interest were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to the excess cash provision mentioned on the first bullet, the Company calculated the respective amount for the period began on October 1st, 2008 and finished on June 30, 2009 and for the period began on April 1st, and finished on September 30, 2009, from which no excess cash was computed as a result. Moreover, all of the mentioned restrictions has been complied by the Company, including the payment obligations acquired under the actual global program of Negotiable bonds.

As from the time that new Series were issued up to June 30, 2010, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the six months ended June 30, 2010 and 2009. Moreover, Metrogas's Board of Directors had contracted as financial adviser to Barclays Plc in order to work together with MetroGAS to find the best possible alternative to timely refinance the Company's outstanding debt.

The adverse financial conditions that the Company faces as a result of this continued delay in its tariff and license negotiation led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

NOTE 10 - COMMON STOCK

As of June 30, 2010, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of June 30, 2010	569,171

NOTE 10 - COMMON STOCK (Contd.)

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADRs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No. 1/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the restructuring agreement dated December 7, 2005. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

On May 11, 2009, Gas Argentino received the notification of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, the Board of Director of Gas Argentino decided to file a judicial motion of Insolvency Procedure, which was admitted on June 8, 2009 by the Argentine Courts.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

At the end of this period, the verification period of credits is ended, the Bankruptcy Receiver submitted its individual report on credits and the judicial resolution that determines the acceptance of verification requests was issued in February 2010. On March 12, 2010, Gas Argentino SA promoted review incidents in relation to declared admissible credits of Negotiable Obligations issued by that Company.

On March 17, 2010, the general report foreseen in Article 39 of Law of Bankruptcies and Insolvency procedures was presented by the Syndicate, respect of which Gas Argentino SA made observations on April 5, 2010.

On April 29, 2010, the judge issued the resolution on the creditor categories and, according to the proposal made by Gas Argentino, unsecured creditors were grouped under a sole category.

On July 6, 2010, certain creditors made a joint presentation within the framework of the reorganization proceeding seeking the application of cramdown pursuant to Article 48 of the Bankruptcy Law ("Ley de Concursos y Quiebras"). On July 7, 2010, the judge ordered the deferral of the matter.

Moreover, on July 7, 2010, Gas Argentino filed a petition with the Court to match the dates of their reorganization proceeding with those of MetroGAS reorganization proceeding, or for both proceedings to be tried jointly. The appointed trustee was served notice of said petition and he objected to the petition.

Later on, certain creditors who claimed credits arisen from negotiable instruments, which were allowed and are currently under revision, lodged an appeal to reverse judgment and a subsidy appeal against the deferment of the petition for cramdown. Both appeals were dismissed by the judge. On the other hand, the same creditors made a presentation against Gas Argentino's petition to match the dates of both Gas Argentino and MetroGAS reorganization proceedings or for the cases to be tried jointly. On July 16, 2010, the judge rejected the presentation arguing that they were not served notice thereof and considered her intervention unnecessary.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, since the beginning of the concession, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007 - 2011 ", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

The Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, Petrobras, Apache and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2010 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of June 30, 2010.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/06 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 27 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of June 30, 2010, the Company registered an allowance of Ps. 15,313 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.2. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of June 30, 2010 the total amount demanded by the ENARGAS amounted to Ps. 21,788 thousand, including interests and fines, which has been recorded as a provision.

15.3. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/08 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GCBA, previous payment from the authorized companies to make openings. After that and in force as from November 1, 2009, the Government of the Autonomous City of Buenos Aires modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

The GCBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. As of June 30, 2010, the Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of June 30, 2010, the Company has registered an allowance of Ps. 2,618 thousand related to this concept.

15.4. Interpretation disagreements with the Regulatory Authority.

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. As of June 30, 2010, the Company has registered an allowance of Ps. 9,299 thousand related to this concept.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 06-30-10
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD		ACCUMULATED AT END OF PERIOD	
								ANNUAL RATE (1)	AMOUNT (2)		
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,602	-	554	-	76,156	24,290	-	2%	705	24,995	51,161
High pressure mains	277,302	-	2,606	-	279,908	175,176	-	2.22% to 10%	5,083	180,259	99,649
Medium and low pressure mains	1,641,676	-	26,345	-	1,668,021	507,240	-	1.19% to 10%	19,167	526,407	1,141,614
Pressure regulating stations	63,973	-	1,319	-	65,292	35,847	-	4% to 12.5%	1,057	36,904	28,388
Consumption measurement installations	342,041	-	5,877	(1,497)	346,421	139,416	(720)	2.85% to 5%	6,385	145,081	201,340
Other technical installations	49,814	-	451	-	50,265	41,384	-	6.67%	1,284	42,668	7,597
Machinery, equipment and tools	27,583	-	594	-	28,177	25,589	-	6.67% to 20%	209	25,798	2,379
Computer and telecommunications equipment	158,978	-	8,507	-	167,485	150,489	-	5% to 50%	1,915	152,404	15,081
Vehicles	10,393	-	1,303	(710)	10,986	8,258	(710)	10% to 20%	385	7,933	3,053
Furniture and fixtures	5,461	-	-	-	5,461	5,444	-	10% to 20%	5	5,449	12
Materials	8,277	10,539	(7,700)	(344)	10,772	-	-	-	-	-	10,772
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	84,915	39,358	(38,397)	-	85,876	-	-	-	-	-	85,876
Advances to fixed assets suppliers	370	2,930	(2,792)	-	508	-	-	-	-	-	508
Subtotal	2,764,100	52,827	(1,333)	(2,551)	2,813,043	1,113,133	(1,430)	-	36,195	1,147,898	1,665,145
Distribution network extensions constructed by third parties	63,372	-	1,794	(2)	65,164	13,128	-	1.82% to 2.38%	645	13,773	51,391
Offsetting item for distribution network extensions	(5,329)	-	(461)	-	(5,790)	(527)	-	2% to 2.38%	(69)	(596)	(5,194)
Allowance for obsolescence of materials (Exhibit E)	(529)	(63)	-	2	(590)	-	-	-	-	-	(590)
Allowance for disposal of fixed assets (Exhibit E)	(7,450)	(4,485)	-	185	(11,750)	-	-	-	-	-	(11,750)
Total as of June 30, 2010	2,814,164	48,279	-	(2,366)	2,860,077	1,125,734	(1,430)	-	36,771	1,161,075	1,699,002
Total as of December 31, 2009	2,723,708	98,317	-	(7,861)	2,814,164	1,062,507	(8,104)	-	71,331	1,125,734	1,688,430
Total as of June 30, 2009	2,723,708	37,799	-	(1,536)	2,759,971	1,062,507	(1,141)	-	35,460	1,096,826	1,663,145

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

ALLOWANCES

MAIN ACCOUNT	06-30-10				12-31-09	06-30-09
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts (Note 4.b))	14,300	3,288 (1)	-	17,588	14,300	15,825
For obsolescence of materials						
Inventories (Note 4.d))	1,835	(253) (2)	(1)	1,581	1,835	1,724
Fixed assets	529	63	(2)	590	529	577
For disposal of fixed assets	7,450	4,485 (3)	(185)	11,750	7,450	11,875
Valuation allowance on deferred income tax assets	-	-	-	-	-	23,106
Valuation allowance on minimum presumed income tax	21,066	-	-	21,066	21,066	-
Total	45,180	7,583	(188)	52,575	45,180	53,107
Included in liabilities						
For contingencies						
Executive proceedings	14,340	3,469	(196)	17,613	14,340	12,807
Turnover tax GCABA (Note 15.1)	6,978	8,335	-	15,313	6,978	6,300
Rates and charges (Note 15.2)	21,259	529	-	21,788	21,259	20,721
Fines GCBA (Note 15.3)	837	1,781	-	2,618	837	716
Interpretation disagreements with the Regulatory Authority (Note 15.4)	22,658	(13,359)	-	9,299	22,658	18,836
Others	4,704	2,364	(254)	6,814	4,704	6,030
Total contingencies	70,776	3,119 (4)	(450)	73,445	70,776	65,410

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND 2009

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

EXPENSES INCURRED

MAIN ACCOUNT	06-30-10						06-30-09
		OPERATING EXPENSES					
	FIXED ASSETS EXPENSES	GAS SALES	PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	1,975	19,430	-	20,427	16,324	58,156	47,706
Social security contributions	791	6,104	-	5,228	5,300	17,423	13,729
Directors´and members of Surveillance committee fee	-	-	-	639	-	639	499
Fees for professional services	-	102	-	3,021	38	3,161	3,555
Sundry materials	-	1,563	-	-	-	1,563	1,805
Fees for sundry services	-	7,597	-	545	6,082	14,224	11,896
Postage, telephone and fax	-	334	-	658	4,874	5,866	4,220
Leases	-	60	-	1,087	659	1,806	1,810
Transportation and freight charges	-	-	-	493	-	493	289
Office materials	-	284	-	661	87	1,032	933
Travelling expenses	-	186	-	179	25	390	309
Insurance premium	-	-	-	1,636	-	1,636	1,406
Fixed assets maintenance	-	14,448	-	3,590	54	18,092	14,941
Fixed assets depreciation	-	34,215	-	2,556	-	36,771	35,460
Taxes, rates and contributions	-	1,210	20	9,392	13,517	24,139	18,328
Publicity	-	-	-	-	216	216	451
Doubtful accounts	-	-	-	-	3,288	3,288	2,833
Bank expenses and commissions	-	-	-	57	2,550	2,607	2,315
Contingencies reserve	-	-	-	3,119	-	3,119	4,977
Others	-	385	-	256	139	780	3,342
Total as of June 30, 2010	2,766	85,918	20	53,544	53,153	195,401	170,804

Total as of June 30, 2009	2,305	76,940	19	45,009	46,531	170,804

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV ") assuming that the Company will continue as a going concern . However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of June 30, 2010, December 31, 2009 and June 30, 2009, as well as its statements of income and cash flow for the six months ended June 30, 2010 and 2009, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Advances on the compliance with the International Financial Reporting Standards ("IFRS") implementation plan.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board). The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012.

MetroGAS's Board of Directors approved the specific implementation on April 22, 2010. As a result of our monitoring of the IFRS implementation plan, the Board of Directors has not acknowledged of any circumstance that requires modifications to the above-mentioned plan or that indicates an eventual detour from the objectives and dates established.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

In Note 2 to the consolidated financial statements and in Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees, the adverse economic and financial condition that the Company faces as a result of the continue delay in its tariff and license negotiation, the consequent Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court and the uncertainties generated about the future results of the Company.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA, on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

In the framework of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which involves the celebration of a Temporary Agreement, which establishes a Transitional Tariff Regime as from September 1st, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The above mentioned agreement was ratified by the Shareholders' Assembly of MetroGAS on October 14, 2008 and approved by the Executive Power on March 26, 2009 by the Decree No. 234.

The resulting increase in distribution tariffs will be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

On March 10, 2010, Nación Fideicomisos S.A. and the Company signed a memorandum of understanding setting the basis of a future trust fund contract to implement the trust fund in which the Company will deposit the effective increases resulting from the tariff readjustment. After that, the Company sent all the necessary information and documentation to Nación Fideicomisos S.A. to continue with the effective implementation of said trust fund. Moreover, the parties have begun to negotiate a trust fund contract draft based on an original proposal of Nación Fideicomisos S.A.. The Company has commented and suggested changes to the contract draft, which as of the date of issuance of these financial statements are being assessed by Nacion Fideicomisos S.A..

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered. However, as of the date of issuance of these financial statements, ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement. Thus, the Company has not registered nor invoiced the effects of the mentioned Agreement.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. It contains some changes regarding form issues, but it maintains the requirement that direct and indirect shareholders of MetroGAS have to hold their actions in suspense against the National State subject to the enforcement of the new tariff scheme which is object to the negotiation. Unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both, the interests of the National Government and the ones of the Company and its shareholders.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the tariffs and license renegotiation, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2).

On that same date, through Resolution No. I-1260 issued on June 17,2010, ENARGAS notified MetroGAS that the Company would be under the supervision of Ing. Antonio Gomez, an ENARGAS-appointed Supervisor ("Interventor") for the term of 120 days. This measure ordered by ENARGAS followed the decision reached by the Board of Directors of MetroGAS as to the filing for a reorganization proceeding.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS's activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS' assets transferred by the Executive Power through Decree No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1260.

Analysis of Operations for the six months ended June 30, 2010 and 2009

The Company's sales increased by 3.1% during the six months ended June 30, 2010, and operating cost increased by 6.3% compared to the same period of the previous year, thus producing an decrease in gross profit of Ps. 6,075 thousand, amounting to Ps. 155,232 thousand during the six months ended June 30, 2010 compared to Ps. 161,307 thousand in the same period of the previous year.

Administrative and selling expenses increased 15.3% from Ps. 97,326 thousand during the six months ended June 30, 2009 to Ps. 112,230 thousand during the same period of the present year.

Consequently, during the six months ended June 30, 2010 an operating income of Ps. 43,002 thousand was recorded compared to Ps. 63,981 thousand recorded in the same period of the previous year.

During the six months ended June 30, 2010 a financial and holding loss of Ps. 91,681 thousand was recorded compared to a loss of Ps. 118,885 thousand recorded in the same period of the previous year.

The Company's net loss for the six months ended June 30, 2010 amounted to Ps. 38,430 thousand compared to a net loss of Ps. 39,614 thousand recorded in the same period of the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the six months ended June 30, 2010 increased by 3.1%, amounting to Ps. 518,969 thousand compared to Ps. 503,455 thousand in the same period of the previous year.

Sales increase during the six months ended June 30, 2010 was mainly originated by MetroENERGÍA's sales traded on its own behalf.

Sales to residencial customer decreased by 5.2%, from Ps. 228.404 thousand during the six months ended June 30, 2009 to Ps. 216,433 thousand in the same period of the present year, mainly due to a decrease of 2.2% in volumes delivered to this category of customer.

MetroGAS's sales with gas to industrial, commercial and governmental customers increased by 19.2% from Ps. 36,567 thousand during the six months ended June 30, 2009 to Ps. 43,581 thousand in the same period of the present year, with an increase of 7.2% in gas volumes delivered.

Sales of transportation and distribution services to power plants decreased by 20.3% from Ps. 53,143 thousand during the six months ended June 30, 2009 to Ps. 42,380 thousand in the same period of the present year, mainly due to a decrease of 23.1% in gas volumes delivered.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased 17.2% from Ps. 28,796 thousand during the six month ended June 30, 2009, to Ps. 33,752 thousand in the same period of the present year, due to the increase of 1.1% in gas volumes delivered.

Sale of transportation and distribution service to CNG decreased by 3.4% from Ps. 18,666 thousand during the six month ended June 30, 2009 to Ps. 18,038 thousand during the same period of 2010, mainly due to a decrease of 1.9% in volumes delivered and a decrease in the amounts charged for reserve of capacity.

Sale of processed natural gas decrease by 12.9% from Ps. 29,493 thousand recorded during the six months ended June 30, 2009, to Ps. 25,689 thousand in the same period of 2010, mainly due to a decrease in the average prices partially offset by an increase of 2.5% in volumes delivered.

MetroENERGÍA's gas and transportation sales on its own behalf increased 35.9%, from Ps. 79,984 thousand during the six months ended June 30, 2009 to Ps. 108,688 thousand during the same period of 2010, mainly as a consequence of an increase of 59.1% in volumes delivered.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, decreased from Ps. 8,787 thousand during the six month ended June 30, 2009 to Ps. 8,266 thousand during the same period of 2010, mainly as a consequence of a decrease in volumes delivered parctially offset by an increase in the average price.

The following chart shows the consolidated Company's sales by customer category for the six months ended June 30, 2010 and 2009, expressed in thousands of pesos:
	For the six months ended June 30, 2010	% of Sales	For the six months ended June 30, 2009	% of Sales
MetroGAS
Gas sales:
Residential	216,433	41.7	228,404	45.3
Industrial, Commercial and Governmental	43,581	8.4	36,567	7.3
Subtotal	260,014	50.1	264,971	52.6

Transportation and Distribution Services
Power Plants	42,380	8.1	53,143	10.6
Industrial, Commercial and Governmental	33,752	6.5	28,796	5.7
Compressed Natural Gas	18,038	3.5	18,666	3.7
Subtotal	94,170	18.1	100,605	20.0

Processed Natural Gas	25,689	5.0	29,493	5.9

Other Gas Sales and Transportation and Distribution Services	22,142	4.3	19,615	3.9
MetroENERGÍA
Gas and transportation sales on its own behalf	108,688	20.9	79,984	15.9
Selling commission	8,266	1.6	8,787	1.7
Total of Sales	518,969	100.0	503,455	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the six months ended June 30, 2010 and 2009, expressed in million of cubic meters:
	For the six months ended June 30, 2010	% of Sales	For the six months ended June 30, 2009	% of Sales
Gas sales:
Residential	777.8	20.5	795.2	18.1
Industrial, Commercial and Governmental	218.8	5.8	204.1	4.6
Subtotal	996.6	26.3	999.3	22.7
Transportation and Distribution Services
Power Plants	1,789.5	47.3	2,326.1	53.0
Industrial, Commercial and Governmental	417.4	11.0	412.9	9.4
Compressed Natural Gas	266.9	7.0	272.0	6.2
Subtotal	2,473.8	65.3	3,011.0	68.6
Processed Natural Gas	70.1	1.8	68.4	1.6
Other Gas Sales and Transportation and Distribution Services	250.0	6.6	310.1	7.1
Total delivered volume by MetroGAS	3,790.5	100.0	4,388.8	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	400.0	100.0	251.4	100.0

Operating costs

Operating costs totaled Ps. 363,737 thousand during the six months ended June 30, 2010 generating a 6.3% increase compared to Ps. 342,148 thousand recorded in the same period of the previous year. This variation was mainly due to the increase in gas and transportation costs, in payroll and social contributions and to the increase in reparation and maintenance costs.

Gas purchases of natural gas increased by 6.8% from Ps. 159,640 thousand during the six months ended June 30, 2009 to Ps. 170,564 thousand during the same period of 2010, mainly due to an increase in purchased gas volumes from MetroENERGÍA. During the six months ended June 30, 2010, 1,219.9 million of cubic meters were acquired by MetroGAS and 260.5 million of cubic meters were acquired by MetroENERGÍA representing an increase of 0.9% compared to the gas volumes purchased in the same period of the previous year.

Gas transportation costs increase by 3.1% during the six months ended June 30, 2010 compared to the same period of the previous year, due to the increase of interruptible transportation costs.

During the six months ended June 30, 2010 and 2009, the Company capitalized Ps. 2,766 thousand and Ps. 2,305 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the six months ended June 30, 2010 and 2009, expressed in thousands of pesos:
	For the six months ended June 30, 2010	% of Total Operating Costs	For the six months ended June 30, 2009	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	170,564	46.9	159,640	46.7
Gas transportation	108,791	29.9	105,549	30.8
Depreciation of fixed assets	34,215	9.4	33,528	9.8
Payroll and social contributions	28,300	7.8	23,229	6.8
Fixed assets maintenance	14,448	4.0	9,693	2.8
Sundry materials	1,563	0.4	1,805	0.5
Fees for sundry services	7,597	2.1	6,185	1.8
Other operating expenses	1,025	0.3	4,824	1.4
Capitalization of operating costs in fixed assets	(2,766)	(0.8)	(2,305)	(0.6)
Total	363,737	100.0	342,148	100.0

Administrative expenses

Administrative expenses increased 18.9% from Ps. 45,256 thousand during the six months ended June 30, 2009 to Ps. 53,796 thousand during the same period of the present year. This increase was mainly due to the increase in payroll and social contributions, tax, rates and surcharges partially offset by the decrease of the contingency provision charge.

Selling expenses

Selling expenses increased 12.2% from Ps. 52,070 thousand during the six months ended June 30, 2009 to Ps. 58,434 thousand during the same period of the present year, mainly due to the increase in payroll and social contributions, in tax, rates and surcharges, in postage, telephone and fax expenses and in fees for sundry services partially offset by a decrease in the allowance for doubtful account charge.

Financing and holding results

During the six months ended June 30, 2010 a financial and holding loss of Ps. 91,681 thousand was recorded compared to a loss of Ps. 118,885 thousand recorded in the same period of the previous year. Such variation in financial and holding results was mainly due to the decrease of the exchange loss registered in the six months ended June 30, 2010, as a consequence of the lower increase in the exchange rate over financial debts compared to the same period of the previous year, partially offset by the reversal of the discount of long term financial debt result registered in the six months ended June 30, 2010 as a consequence of the Company's filing of a petition for voluntary reorganization (concurso preventivo).

Other income net

Other income net, for the six months ended June 30, 2010 totaled a gain of Ps. 3,617 thousand compared to a gain of Ps. 981 thousand recorded in the same period of the previous year. This variation is mainly due to the write-off of certain old liabilities and to the reversal of certain provisions in the period ended June 30, 2010.

Income tax

During the six months ended June 30, 2010, the Company registered a gain amounted to Ps. 7,574 thousand for income tax compared to a gain of Ps. 14,862 thousand registered in the same period of the previous year. Such variation was mainly due to a higher charge generated by MetroENERGÍA as of June 30, 2010 compared to the same period of the present year, partially offset by the reversion of deferred tax liabilities in MetroGAS.

Net cash flows provided by operating activities

Net cash flows provided by operating activities amounted to Ps. 41,788 thousand during the six months ended June 30, 2010 compared to Ps. 98,678 thousand provided by the same period of the previous year. Such variation was mainly due to an increase in cash flows required by working capital during the present period.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 52,827 thousand during the six months ended June 30, 2010, due to higher fixed assets additions, compared to Ps. 40,858 thousand used in the same period of the previous year.

Net cash flows used in financing activities

Net cash flows used in financing activities totaled Ps. 31 thousand during the six months ended June 30, 2010, compared to Ps. 35,275 thousand used during the same period of the previous year. The decrease in net cash flows used in financing activities is mainly due to the suspension of the payment of principal and interest on the Company's outstanding debt obligations and the Company's filing of a petition for voluntary reorganization (concurso preventivo) (see Note 9 to the primary financial statements).

Liquidity and capital resources

Financing

As of June 30, 2010, the total indebtedness of the Company was Ps. 1,012,376 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program, that was authorized by CNV on March 31, 2005.

Later, on February 24, 2010, the Shareholders' Extraordinary Assembly approved the extension of the Global Program for 5 additional years, which is pending of authorization for the CNV.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On January 5, 2010, MetroGAS' Board of Directors approved the hiring of Barclays Plc. as financial advisors to work together with MetroGAS to find the best possible alternative to timely refinance the Company's outstanding debt.

However, the various courses of action discussed were not successful since none of the suggested alternatives was a viable option for the Company.

The adverse financial conditions that the Company faces as a result of this continued delay in its tariff and license negotiation led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below set forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of June 30, 2010, 2009, 2008, 2007 and 2006.

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statements of income for the six months ended June 30, 2010, 2009, 2008, 2007 and 2006.

Comparative statistical data

The chart below shows a summary of operating data for the six months ended June 30, 2010, 2009, 2008, 2007 and 2006.

Comparative ratios

The chart below contains certain financial ratios as of June 30, 2010, 2009, 2008, 2007 and 2006.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
June	2006	1.04	3.33
June	2007	1.68	5.43
June	2008	1.18	3.91
January	2009	0.52	1.35
February	2009	0.50	1.30
March	2009	0.50	1.52
April	2009	0.50	1.36
May	2009	0.52	1.51
June	2009	0.64	1.56
July	2009	0.70	1.85
August	2009	0.64	1.52
September	2009	0.95	2.55
October	2009	0.80	2.07
November	2009	0.66	1.80
December	2009	0.88	2.17
January	2010	0.81	2.09
February	2010	0.77	1.98
March	2010	0.75	1.94
April	2010	0.80	2.20
May	2010	0.69	1.67
June	2010	0.61	1.50 (2)
  Prices on the last business day of the month, except for (2).
  On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADRs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, August 6, 2010.

Juan Carlos Fronza
President